

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Guocong Zhou
Chief Executive Officer
Shineco, Inc.
Room 1001, Building T5, DaZu Square
Daxing District, Beijing
People's Republic of China 100176

> **Re: Shineco, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 18, 2020**
> **File No. 333-250160**

Dear Mr. Zhou:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Chris Edwards at 202-551-6761 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: William N. Haddad, Esq.